EXHIBIT 99.34

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 4-2003	February 3, 2003

NEW DRILL RESULTS FROM OCAMPO PROJECT AREA UNDER BOLNISI EARN-IN AGREEMENT ADVANCE PROJECT TOWARD FINAL FEASIBILITY

Gammon Lake Resources Inc. (TSE: GAM) has been further advised by Bolnisi Gold NL, of Sydney, Australia, that the feasibility study for the Ocampo project is advancing into final completion stages.

Most recently, Bolnisi reported additional drill results, and also confirmed that drilling and metallurgical testwork is being incorporated into geologic resource and financial models.

Project optimization work, financial modelling, geotechnical and engineering investigations, further metallurgical testwork, environmental studies and permitting are all continuing with a feasibility document planned for completion in the March quarter of 2003.

The following table summarises new drill results: (Gold-equivalent results are based on $US 300/oz. gold and $US 4.60/oz. silver, at a silver gold ratio of 65:1).

Drillhole	Area	From	To	Intercept (m)	Au g/t	Ag g/t	AuE g/t

ODH-342	PIC	24.4	33.5	9.1	2.86	93.0	4.29

ODH-345	PIC	68.5	73.1	4.6	3.57	204.0	6.71

ODH-348	PIC	13.7	30.5	16.8	2.09	68.6	3.15

ODH-351	CON	7.6	16.7	9.1	1.97	100.3	3.51

ODH-352	CON	0	12.2	12.2	2.49	89.9	3.87

ODH-354	CON	6.1	21.3	15.2	1.68	93.7	3.12
	and	22.9	27.4	4.5	0.96	131.3	2.98

ODH-355	CON	0	3.1	3.1	5.27	184.5	8.11

ODH-357	PIC	10.7	22.9	12.2	1.36	73.4	2.49

The above drill holes completed on the Ocampo Earn-In area are part of a final feasibility program under which Bolnisi has completed in excess of 12,500 meters of drilling in more than 120 drill holes. This drilling is in addition to a previous 28,000 meters and 200 drill holes completed by Gammon Lake.

Bolnisi has also reported to Gammon that the average gold and silver grades of the master metallurgical testwork composite samples and the Ocampo deposits within the Earn-In Area at the Ocampo project area are approximately 2.6 g/t gold and 90 g/t silver. The weighted average recoveries for gold and silver at the Ocampo area under development is reported as 96.6% and 95.4%, respectively, for flotation/cyanide leaching.

As previously reported by Gammon, a March 2002 independent preliminary engineering/economic analysis conducted by Pincock Allen and Holt on the economics of the entire Ocampo project including Gammon’s share of production from the Earn-In area estimates an IRR for the project in excess of 139%, and also estimates Gammon’s share of gold-equivalent production from the Earn-in Agreement if it is achieved, to be 41,000 to 42,000 (gold equivalent) ounces on a yearly basis over a five year production period. The above IRR estimate was based on a gold/silver price of only $US 300.00 and $US 4.60 per ounce respectively. Gammon is optimistic that the Final Project Feasibility now being completed by Bolnisi Gold will result in refinements and improvements of prior Preliminary Scooping Study analyses. Pincock Allen and Holt report is available on www.sedar.com.

Under the Earn-In Agreement entered into by Bolnisi Gold NL with Gammon Lake Resources Inc. in January 2002, Bolnisi must place, at its sole expense, the proposed joint venture open pit project into production at a rate of not less than 1,250,000 tonnes per year of ore processed to earn its sixty percent (60%) interest. This must be achieved by September 2003, or Bolnisi will be subject to a $C 100,000 per month penalty; and, in any event, Bolnisi must have the proposed joint venture open pit project in production at the above level by February 2004 or it will not earn its interest.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Greg Liller, VP Exploration of Gammon Lake Resources Inc. is the qualified person responsible for the technical data reported in this news release.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.